Filed by Tribune Company
Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-142351
June 4, 2007

TRIBUNE ANNOUNCES RESIGNATIONS OF CHANDLER TRUST
REPRESENTATIVES FROM BOARD OF DIRECTORS

Chandler Trusts to Sell Remaining Tribune Shares via Underwritten Block Trade

CHICAGO, June 4, 2007—Tribune Company (NYSE:TRB) today announced the resignations of three board members: Jeffrey Chandler, Roger Goodan and William Stinehart, Jr., each of whom was serving on the board of directors as a representative of the Chandler Trusts. The three directors had previously agreed to resign their board seats upon completion of Tribune’s tender offer which expired on May 24, 2007.

Tribune’s board of directors now includes nine members: Dennis J. FitzSimons, Tribune chairman, president and chief executive officer; Enrique Hernandez, Jr.; Betsy D. Holden; Robert S. Morrison; William A. Osborn; J. Christopher Reyes; Dudley S. Taft; Miles D. White; and Samuel Zell.

Zell was elected to the board on May 9, 2007, and will become chairman of the board upon completion of Tribune’s going-private transaction, which is expected to occur in the fourth quarter of 2007. FitzSimons, as Tribune president and chief executive officer, will remain a member of the board, which is expected to consist of nine directors. The remainder of the board will include at least five independent directors and an additional director affiliated with Zell.

The Chandler Trust representatives were elected to the board in 2000 when Tribune acquired The Times Mirror Company. Prior to the tender offer, the Chandler Trusts held approximately 48.1 million shares of Tribune common stock, representing about 20 percent of total shares outstanding. Following the tender offer, the Chandler Trusts held approximately 20.4 million shares, representing about 17 percent of shares outstanding.

Chandler Trust No. 1 and Chandler Trust No. 2 and certain affiliated stockholders have agreed to sell all remaining Tribune shares through a block trade underwritten by Goldman, Sachs & Co. The shares will be offered pursuant to the shelf registration statement that Tribune filed with the Securities and Exchange Commission and that became effective on April 25, 2007. Tribune will not receive any proceeds from this transaction.

Since Tribune filed its shelf registration statement on April 25, 2007, all of the shares of common stock that were issued in the name of Chandler Trust No. 2 have been allocated among Chandler Trust No. 2’s 19 subtrusts. The following 19 subtrusts are now the record and beneficial owners of those respective shares: Philip Chandler Residuary Trust No. 2, May C. Goodan Trust No. 2, Ruth C. Von Platen Trust No. 2, Dorothy B. Chandler Marital Trust No. 2, Dorothy B. Chandler Residuary Trust No. 2, HOC Trust No. 2 FBO Scott Haskins, HOC Trust No. 2 FBO John Haskins, HOC Trust No. 2 FBO Eliza Haskins, HOC GST Exempt Trust No. 2. FBO Scott Haskins, HOC GST Exempt Trust No. 2. FBO John Haskins, HOC GST Exempt Trust No. 2. FBO Eliza Haskins, Alberta W. Chandler Marital Trust No. 2, Earl E. Crowe Trust No. 2, Patricia Crowe

Warren Residuary Trust No. 2, Helen Garland Trust No. 2 (For Gwendolyn Garland Babcock), Helen Garland Trust No. 2 (For William M. Garland III), Helen Garland Trust No. 2 (For Hillary Duque Garland), Garland Foundation Trust No. 2 and Marian Otis Chandler Trust No. 2.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

###

TRIBUNE (NYSE:TRB) is one of the country’s top media companies, operating businesses in publishing, interactive and broadcasting. It reaches more than 80 percent of U.S. households and is the only media organization with newspapers, television stations and websites in the nation’s top three markets. In publishing, Tribune’s leading daily newspapers include the Los Angeles Times, Chicago Tribune, Newsday (Long Island, N.Y.), The Sun (Baltimore), South Florida Sun-Sentinel, Orlando Sentinel and Hartford Courant. The company’s broadcasting group operates 23 television stations, Superstation WGN on national cable, Chicago’s WGN-AM and the Chicago Cubs baseball team. Popular news and information websites complement Tribune’s print and broadcast properties and extend the company’s nationwide audience.

MEDIA CONTACT:	INVESTOR CONTACT:
Gary Weitman	Ruthellyn Musil
312/222-3394 (office)	312/222-3787 (office)
312/222-1573 (fax)	312/222-1573 (fax)
gweitman@tribune.com	rmusil@tribune.com